EXHIBIT (11)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share
Amounts in millions except per share amounts

	2011	2010	2009	2008	2007
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$11,797	$10,946	$10,680	$11,291	$9,662
Preferred dividends, net of tax benefit	233	219	192	176	161
Net earnings from continuing operations available to common shareholders	$11,564	$10,727	$10,488	$11,115	$9,501
Net earnings from discontinued operations	—	1,790	2,756	784	678
Net earnings available to common shareholders	$11,564	$12,517	$13,244	$11,899	$10,179

Basic weighted average common shares outstanding	2,804.0	2,900.8	2,952.2	3,080.8	3,159.0

Basic net earnings per common share - continuing operations	$4.12	$3.70	$3.55	$3.61	$3.01
Basic net earnings per common share - discontinued operations	—	0.62	0.94	0.25	0.21
Basic net earnings per common share	$4.12	$4.32	$4.49	$3.86	$3.22

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$11,797	$10,946	$10,680	$11,291	$9,662
Diluted net earnings from discontinued operations	—	1,790	2,756	784	678
Diluted net earnings	$11,797	$12,736	$13,436	$12,075	$10,340

Basic weighted average common shares outstanding	2,804.0	2,900.8	2,952.2	3,080.8	3,159.0
Add potential effect of:
Conversion of preferred shares	128.5	134.0	139.2	144.2	149.6
Exercise of stock options and other Unvested Equity awards	69.4	64.5	62.7	91.8	90.0
Diluted weighted average common shares outstanding	3,001.9	3,099.3	3,154.1	3,316.8	3,398.6

Diluted net earnings per common share - continuing operations	$3.93	$3.53	$3.39	$3.40	$2.84
Diluted net earnings per common share - discontinued operations	—	0.58	0.87	0.24	0.20
Diluted net earnings per common share	$3.93	$4.11	$4.26	$3.64	$3.04